UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

8 Ha-Pnina Street

Raanana, 4321545, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Polyrizon Ltd. (the “Company”) hereby announces that the shareholders of the Company approved all of the proposals brought before the annual general meeting of shareholders held on July 13, 2026 (the “Meeting”), by the respective requisite majority in accordance with the Israeli Companies Law, 5759–1999, and the Company’s amended and restated articles of association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on June 8, 2026, and sent to shareholders in connection with the Meeting.

As part of the proposals adopted by the Company’s shareholders at the Meeting, the compensation policy for the Company’s executive officers and directors was amended (the “Compensation Policy”). A copy of the Compensation Policy is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-284410 and 333-288923) and Form F-3 (333-291368), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Compensation Policy for Executive Officers and Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: July 13, 2026	By:	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer